                             [Lincoln Park Bancorp]

               31 BOONTON TURNPIKE, LINCOLN PARK, NEW JERSEY 07035
                          973-694-0330 FAX 973-694-3114
                           www.lincolnparksavings.com




July 21, 2006

VIA EDGAR

Ms. Angela Connell
Senior Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  RE:      LINCOLN PARK BANCORP (FILE NO.  000-51078)
                           FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005

Dear Ms. Connell:

         On behalf of Lincoln Park Bancorp (the "Company") and in accordance with Rule 101 of Regulation S-T, I am hereby transmitting the Company's responses to the staff's comment letter dated June 22, 2006 relating to the Company's Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB"). The staff's comment is reproduced below, along with the Company's response.

         1. You disclose on page 24 that in connection with your reorganization on December 16, 2004, you sold 851,690 shares of your common stock to the public and issued 999,810 shares of your common stock to your mutual bolding company parent. We note that you have calculated net income per common share as if all of the shares issued on December 16, 2004, were outstanding during the entire year. Paragraph 59 of SFAS 128 provides guidance for reorganization situations and states that EPS computations shall be based on an analysis of the particular transaction and the provisions of the standard. Based on your specific facts and circumstances, it appears that your reorganization represents both the issuance of new shares to the public and a change in capital structure similar to that of a stock dividend or stock split. Paragraph 54 of SFAS l28 provides that computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect changes in capital structure. Please revise your calculation of EPS to compute the weighted average shares outstanding as follows:

       o Include the 851,690 shares issued to the public in your weighted-average calculation only from the date such shares were issued; and

       o Include the 999,810 shares issued to your mutual holding company parent in your weighted-average calculation as if outstanding for all periods presented.

         RESPONSE. Attached hereto are revised pages to the Company's financial statements reflecting a restatement of the Company's share and per share calculations for the year ended December 31, 2004. The share and per share data has been restated to reflect the 851,690 shares issued to the public in the weighted average calculation only from the December 16, 2004 date on which such shares were issued. The 999,810 shares issued to the Company's mutual holding company parent in connection with the Company's reorganization on December 16, 2004 in connection with the Company's initial public offering is similar to that of a stock dividend or stock split, therefore, net income per common share for those shares have been retroactively restated for all periods presented. Appropriate changes have also been made to note 1 and note 18 to the consolidated financial statements.

         We trust the foregoing is responsive to the staff's comment. We respectfully request that the staff advise the undersigned at (973) 694-0330 as soon as possible of any additional comments it may have. If the staff has no further comments, the Company plans to file promptly an amendment to its Form 10-KSB to reflect the changes discussed above.

                             Very truly yours,

                             /s/ Nandini S. Mallya

                             Nandini S. Mallya
                             Vice President and Interim Chief Financial Officer

cc:   Ms. Margaret Fitzgerald, Senior Accountant
      Ms. Edith M. Perrotti, Interim President and Chief Executive Officer Mr. Barry Morgan
      Robert Lipsher, Esq.

                              LINCOLN PARK BANCORP

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth consolidated financial and other data of Lincoln Park Bancorp at and for the periods indicated. The selected data has been derived in part from the audited consolidated financial statements of Lincoln Park Bancorp. The following information is only a summary, and should be read in conjunction with the consolidated financial statements and notes presented elsewhere in the Annual Report.


                                                                     AT DECEMBER 31,
                                                   --------------------------------------------------
                                                          2005            2004             2003
                                                   --------------------------------------------------
                                                                 (DOLLARS IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:

Total assets...................................     $     93,958      $     86,699   $     74,281
Loans receivable, net (1)......................           66,383            57,154         48,913
Cash and cash equivalents......................            2,316             5,898          3,082
Term deposits..................................              581                81          1,060
Securities available for sale..................            3,002             4,316          5,811
Securities held to maturity....................           18,817            17,043         13,507
Deposits.......................................           54,367            57,216         57,290
FHLB advances..................................           25,534            16,143         11,389
Stockholders' equity...........................           13,388            12,827          5,130

-----------------
(1) Net of loans in process, allowance for loan losses and deferred loan fees.

                                                                YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------------
                                                         2005             2004             2003
                                                   --------------------------------------------------
                                                                 (DOLLARS IN THOUSANDS,
                                                                 EXCEPT PER SHARE DATA)
SELECTED OPERATIONS DATA:

Total interest income........................      $      4,418       $      3,719   $      3,262
Total interest expense.......................             1,722              1,363          1,215
                                                   ------------       ------------   ------------
   Net interest income.......................             2,696              2,356          2,047
Provision for (recovery of) loan losses......                 6                 30             35
                                                   ------------       ------------   ------------
Net interest income after provision for
   (recovery of) loan losses.................             2,690              2,326          2,012
Non-interest income..........................               100                110            156
Non-interest expenses........................             1,843              1,769          1,549
Income taxes.................................               370                262            248
                                                   ------------       ------------   ------------
Net income...................................      $        576       $        405   $        371
                                                   ============       ============   ============
Net income per share (2004 and 2003 restated)      $       0.32       $       0.39   $       0.37
                                                   ============       ============   ============

-----------------

LINCOLN PARK BANCORP AND SUBSIDIARY
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME


                                                                             YEARS ENDED DECEMBER 31,
                                                                        -----------------------------------
                                                                             2005                2004
                                                                        ----------------    ---------------

INTEREST INCOME
   Loans                                                                     $3,330,933          $2,814,168
   Securities                                                                 1,039,959             868,227
   Other interest-earning assets                                                 46,652              36,928
                                                                        ----------------    ---------------

       TOTAL INTEREST INCOME                                                  4,417,544           3,719,323
                                                                        ----------------    ---------------

INTEREST EXPENSE
   NOW and money market                                                         144,498             137,209
   Savings and club                                                             169,934             176,466
   Certificates of deposit                                                      717,985             609,996
   Borrowings                                                                   689,391             439,203
                                                                        ----------------    ---------------

       TOTAL INTEREST EXPENSE                                                 1,721,808           1,362,874
                                                                        ----------------    ---------------

       NET INTEREST INCOME                                                    2,695,736           2,356,449

PROVISION FOR LOAN LOSSES                                                         6,017              30,363
                                                                        ----------------    ---------------

       NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                    2,689,719           2,326,086
                                                                        ----------------    ---------------

NON-INTEREST  INCOME
   Fees and service charges                                                      80,581              89,481
   Loss on calls of term deposits and securities held to maturity                (7,239)             (1,879)
   Other                                                                         26,764              22,242
                                                                        ----------------    ---------------

       TOTAL NON-INTEREST INCOME                                                100,106             109,844
                                                                        ----------------    ---------------

NON-INTEREST EXPENSES
   Salaries and employee benefits                                               775,706             820,746
   Occupancy expense of premises                                                125,445             110,065
   Equipment                                                                    216,144             187,392
   Advertising                                                                   49,174              30,187
   Federal insurance premium                                                      7,944               8,578
   Other                                                                        668,581             612,458
                                                                        ----------------    ---------------

       TOTAL NON-INTEREST EXPENSES                                            1,842,994           1,769,426
                                                                        ----------------    ---------------

       INCOME BEFORE INCOME TAXES                                               946,831             666,504

INCOME TAXES                                                                    370,442             261,882
                                                                        ----------------    ---------------

       NET INCOME                                                           $   576,389         $   404,622
                                                                        ================    ===============

NET INCOME PER SHARE - BASIC AND DILUTED (2004 RESTATED)                    $      0.32         $      0.39
                                                                        ================    ===============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING -
   BASIC AND DILUTED (2004 RESTATED)                                          1,818,426           1,036,019
                                                                        ================    ===============



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
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                                       17

LINCOLN PARK BANCORP AND SUBSIDIARY
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK-BASED COMPENSATION PLANS

     The Company, under a plan approved by its stockholders in 2005, has granted stock options to employees, officers and outside directors. See Note 13 for additional information as to option grants. The Company accounts for options granted using the intrinsic value method, in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. No compensation expense has been reflected in net income for the options granted as all such grants have an exercise price equal to the market price of the underlying stock at the date of grant. The following table provides information as to net income and earnings per share as if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", as amended, to all option grants for the year ended December 31, 2005.


          Net income as reported                                             $576,389
          Total stock-based compensation expense, net of income
               taxes, included in reported net income                             841
          Total stock-based compensation expense, net of income
               taxes, that would have been included in the
               determination of net income if the fair value
               method had been applied to all grants                           (1,651)
                                                                      ----------------

                 PROFORMA NET INCOME                                         $575,579
                                                                      ================

          Net income per common share, as reported:
               Basic                                                           $0.32
               Diluted                                                          0.32

          Proforma net income per common share:
               Basic                                                           $0.32
               Diluted                                                          0.32

NET INCOME PER COMMON SHARE

     Basic net income per common share is computed by dividing net income for the year by the weighted average number of shares of common stock outstanding, adjusted for unearned shares of the ESOP. Diluted net income per common share is computed by adjusting the weighted average number of shares of common stock outstanding to include the effect of outstanding stock options and compensation grants, if dilutive, using the treasury stock method.

     The 999,810 shares issued to Lincoln Park MHC in connection with the Company's reorganization on December 16, 2004 (see Note 2 to Consolidated Financial Statements) in connection with the Company's initial public offering is similar to that of a stock dividend or stock split, therefore, net income per common share for those shares have been retroactively restated for all periods presented.

RECLASSIFICATION

     Certain amounts for prior period have been reclassified to conform to the current period's presentation.



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                                       24

LINCOLN PARK BANCORP AND SUBSIDIARY
--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)

                                                                                 QUARTER ENDED
                                                -------------------------------------------------------------------------
                                                   MARCH 31,          JUNE 30,         SEPTEMBER 30,        DECEMBER 31,
                                                     2004               2004               2004                2004
                                                ---------------    ----------------   ----------------    ---------------
                                                           (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE AMOUNTS)
Interest income                                            $892               $894               $930              $1,003
Interest expense                                            310                325                350                 378
                                                ---------------    ----------------   ----------------    ---------------

       NET INTEREST INCOME                                  582                569                580                 625

Provision for loan losses                                   (16)                 3                 24                  19
                                                ---------------    ----------------   ----------------    ---------------

       NET INTEREST INCOME AFTER PROVISION FOR
           LOAN LOSSES                                      598                566                556                 606

Non-interest income                                          29                 29                 27                  25
Non-interest expenses                                       392                393                540                 444
                                                ---------------    ----------------   ----------------    ---------------

       INCOME BEFORE INCOME TAXES                           235                202                 43                 187

Income taxes                                                 94                 77                 15                  76
                                                ---------------    ----------------   ----------------    ---------------

       NET INCOME                                          $141               $125              $  28              $  111
                                                ===============    ================   ================    ===============


Net income per common share - basic and diluted
     (Restated)                                           $0.14              $0.13              $0.03              $0.10
                                                ===============    ================   ================    ===============

Weighted average number of common shares
     outstanding - basic and diluted (Restated)         999,810            999,810            999,810           1,143,858
                                                ===============    ================   ================    ===============




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                                       47